SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             HAUPPAUGE DIGITAL, INC.
                            -------------------------
             (Exact Name of Registrant as Specified in Its Charter)

   Delaware                                               11-3227864
---------------                                  ---------------------------
(State or Other                                     (IRS Employer
Jurisdiction of                                  Identification Number)
Incorporation)

91 Cabot Court, Hauppauge, NY                                      11788
-------------------------------------                          -------------
(Address of Principal Executive Offices)                       (Zip Code)

If this form relates to the                     If this form relates to the
registration of a class of                      registration of a class of
securities pursuant to Section                  securities pursuant to Section
12(b) of the Exchange Act and                   12(g) of the Exchange Act and
is effective pursuant and is                    is effective pursuant to General
effective pursuant to General                   Instruction A. (d), please
Instruction A.(c), please                       check the following box. [ ]
check the following box. [ ]


        Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:        Name of each exchange on which
                                                each class is to be registered:

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        Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock Purchase Rights.
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                                (Title of Class)

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Item 1.  Description of Registrant's Securities to be Registered.

On July 19, 2001, the Board of Directors of Hauppauge Digital, Inc. ( the "Company") declared a dividend distribution of one Right for each outstanding share of the Company's ("Common Stock") to stockholders of record at the close of business on August 5, 2001 (the"Record Date"). Each Right entitles the registered holder to purchase from the Company one share of Common Stock at a Purchase Price of $11.00 per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Mildred Rostolder d/b/a North American Transfer Company, as Rights Agent.

Initially, the Rights will be attached to all certificates representing shares of Common Stock then outstanding, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) ten (10) business days (or such later date as the Board shall determine, provided, however, that no deferral of a Distribution Date by the Board of Directors pursuant to the terms of the Rights Agreement described in this clause (i) may be made at any time during the Special Period (as defined below) ) following (a) a public announcement that person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 10% or more of the outstanding shares of Common Stock, other than as a result of repurchase of stock by the Company or certain inadvertent actions by institutional or certain other stockholders or (b) the date a person has entered into an agreement or arrangement with the Company or any subsidiary of the Company providing for an Acquisition Transaction ( as defined below) ( the "Stock Acquisition Date") or (ii) ten (10) business days (or such later date as the Board shall determine, provided, however, that no deferral of a Distribution Date by the Board of Directors pursuant to the terms of the Rights Agreement described in this clause (ii) may be made at any time during the Special Period (as defined below)) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. The 10% threshold will not be applicable to passive investors who stay below a 20% ownership level. In addition, stockholders of more than 10% of the Common Stock outstanding as of July 19, 2001 will be grandfathered at their current level plus 1%.

An Acquisition transaction is defined in the Rights Agreement as (x) a merger, consolidation or similar transaction involving the Company or any of it's subsidiaries as a result of which stockholders of the Company will no longer own a majority of the outstanding shares of Common Stock or a publicly traded entity which controls the Company or, if appropriate, the entity into which the Company may be merged, consolidated or otherwise combined (based solely on the shares of Common Stock received or retained by such stockholders, in their capacity as stockholders of the Company, pursuant to such transaction), (y) a purchase or other acquisition of all or a substantial portion of the assets of the Company and its Subsidiaries or (z) a purchase or acquisition of securities representing 10% or more of the shares of Common Stock then outstanding.

Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and
(iii)  the  surrender  for  transfer  of  any   certificates  for  Common  Stock
outstanding

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will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

The Rights are not exercisable until the Distribution Date and will expire at 5:00 p.m. (Hauppauge, New York time) on July 19, 2011, unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

In the event that a Person becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine, after receiving advice from one or more investment banking firms, to be fair and not inadequate to an to otherwise be in the best interests of the Company and its stockholders, (a "Qualified Offer"), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. An illustration of such an event is set out in the following paragraph. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are , or (under certain circumstances specified in the Rights
Agreement) were, beneficially owned by an Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

For example, at an exercise price of $11.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $22.00 worth of Common Stock (or other consideration, as noted above) for $11.00. Assuming that the Common Stock had a per share value of $22.00 at such time, the holder of each valid Right would be entitled to purchase one (1) share of Common Stock (or other consideration) for $11.00.

In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation (other than with an entity which acquired the shares pursuant to a Qualified Offer), (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock is changed or exchanged, or (iii) 50% or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which gave previously been voted as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set froth in this paragraph and in the preceding two paragraphs are referred to as the "Triggering Events."

At any time until ten (10) business days following the Stock Acquisition Date, the Company may

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redeem  the  Rights in whole,  but not in part,  at a price of $0.001  per Right
(payable in cash , Common Stock or other consideration deemed appropriate by the Board of Directors). For one hundred eighty (180) days (the "Special Period") following a change in control of the Board of Directors, that has not been approved by the Board of Directors, occurring within six (6) months of an unsolicited third party acquisition or business combination proposal, the new directors are entitled to redeem the Rights (assuming the Rights would have otherwise been redeemable), including to facilitate an acquisition or business combination transaction involving the Company, but only (1) if they have followed certain procedures or (2) if such procedures are not followed, and if
their  decision   regarding   redemption  and/or  any  Acquisition  or  business
combination is challenged as a breach of fiduciary duty of care or loyalty, the directors (solely for the purposes of determining the effectiveness of such redemption) are able to establish the entire fairness of such redemption, and if applicable, such transaction. Immediately upon the action of the Board of Directors ordering redemption o f the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement during the Special Period or at a time when the Rights are not redeemable.

As of July 20, 2001, there were 8,934,619 shares of Common Stock issued and outstanding and 429,602 shares of Common Stock in the treasury. As of July 20, 2001, options to purchase 1,525,904 shares of Common Stock were outstanding. Each share of Common Stock, at the close of business on August 5, 2001, will receive one Right. So long as the Rights are attached to the Common Stock, one Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future.

The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number or Rights being acquired. The Rights however, should not affect any prospective offeror willing to make an offer at a price that is fair and not inadequate and otherwise in the best interest of the Company and its stockholders. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, at any time until ten (10) days following the Stock Acquisition Date redeem all but not less than all of the then outstanding Rights at the

Redemption Price

The Rights Agreement specifying the terms of the Rights is attached as an exhibit to a Current Report on Form 8-K dated July 20, 2001 an incorporated herein by reference. The foregoing description of the Rights is qualified in it entirety by reference to such exhibit.

Item 2.             Exhibits.

     1. Rights Agreement, dated as of July 20, 2001 between Hauppauge Digital, Inc. and Mildred Rostolder d/b/a North American Transfer Company, as Rights Agent, including the form of Rights Certificate as Exhibit A and the Summary of Rights to Purchase Common Stock as Exhibit B (pursuant to the Rights Agreement, printed Rights Certificate will not be mailed until after the Distribution Date (as defined in the Rights Agreement)) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed July 20, 2001 (File No. 1-3550)).



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                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                                     HAUPPAUGE DIGITAL, INC.


Dated: July 20, 2001                              By:/s/ Kenneth Plotkin
                                                     --------------------------
                                                     Kenneth Plotkin
                                                     Chief Executive Officer



                                  EXHIBIT INDEX

1 Rights Agreement, dated as of July 20, 2001 between Hauppauge Digital, Inc. and Mildred Rostolder d/b/a North American Transfer Company, as Rights Agent, including the form of Rights Certificate as Exhibit A and the Summary of Rights to Purchase Common Stock as Exhibit B (pursuant to the Rights Agreement, printed Rights Certificate will not be mailed until after the Distribution Date (as defined in the Rights Agreement)) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed July 20, 2001 (File No. 1-3550)).


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